Exhibit 4.10
PRIDE INTERNATIONAL, INC.
EMPLOYEE STOCK PURCHASE PLAN
(As Amended and Restated Effective January 1, 2009)
Second Amendment
     Pride International, Inc. (the “Company”), having previously established the Pride International, Inc. Employee Stock Purchase Plan, as amended and restated effective January 1, 2009, and as amended thereafter (the “Plan”), and having reserved the right under Section 19 thereof to amend the Plan, does hereby amend Section 3 of the Plan, as approved by the Company’s Board of Directors on March 5, 2010, and subject to and effective as of the date of shareholder approval at the 2010 annual meeting, to increase the number of shares which may be issued thereunder by deleting both occurrences of the phrase “one million one hundred thousand (1,100,000)” and placing in lieu thereof the phrase “two million (2,000,000)”.

PRIDE INTERNATIONAL, INC.
By:	/s/ Brady K. Long
	Name:	Brady K. Long
	Title:	Vice President — General Counsel & Secretary

ATTEST:

/s/ Elizabeth Wright